Annual Meeting of Holders of
Common Shares of
Talisman Energy Inc.
May 4, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business
		Outcome of Vote

1(a)	Ballot on the nominees for election as directors:	For	Withheld

	Christiane Bergevin	793,054,647	2,345,711
		99.71%	0.29%
	Donald J. Carty	746,318,478	49,081,880
		93.83%	6.17%
	William R.P. Dalton	791,498,220	3,902,138
		99.51%	0.49%
	Kevin S. Dunne	794,643,266	757,092
		99.90%	0.10%
	Harold N. Kvisle	793,621,517	1,778,841
		99.78%	0.22%
	John A. Manzoni	794,028,852	1,371,506
		99.83%	0.17%
	Lisa A. Stewart	746,791,583	48,608,775
		93.89%	6.11%
	Peter W. Tomsett	747,266,985	48,133,373
		93.95%	6.05%
	Charles R. Williamson	794,011,623	1,388,735
		99.83%	0.17%
	Charles M. Winograd	791,644,093	3,756,265
		99.53%	0.47%

2	The appointment of Ernst & Young LLP,	For	Withheld
	Chartered Accountants as auditor:	789,618,752	17,665,025
		Carried1

3	Ballot for the amendment and restatement of the	For	Against
	Company's Shareholder Rights Plan:	757,184,417	38,215,440
		95.20%	4.80%

4	Ballot, on an advisory basis, on the acceptance of	For	Against
	the company's approach to executive compensation:	739,108,067	56,291,787
		92.92%	7.08%

Footnote:
1	Vote conducted by a show of hands.